Filed by GrandSouth Bancorporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: GrandSouth Bancorporation
Filer’s Commission File No.: 000-31937
Date: September 12, 2022

September 12, 2022

Dear Shareholder:

We continue to move forward in preparation of the completion of the proposed merger between GrandSouth and First Bancorp as announced on June 21st of this year. You will receive a full proxy statement/prospectus on or about September 23rd describing the transaction and soliciting your vote on the merger. Your vote is important so please take a moment to read the material and cast your vote. This can be done by mail, the internet, or your mobile device.

The merger will allow us to continue to operate as a community bank in all of our existing markets. The culture of the two companies is very similar and I hope you will join me in voting in favor of the merger.

The combined company is expected to have over $12 billion in assets with a substantial market presence in both North and South Carolina as well as over a $1 billion market capitalization traded on The Nasdaq Global Select Market. The projected quarterly dividend (based on the most recent dividend paid to First Bancorp shareholders and the merger share exchange rate) will increase by 54%.

We are very excited for the future, and I invite you to contact me if you have any questions.

Sincerely,

Mason Y. Garrett

Chairman and Chief Executive Officer

381 Halton Road, Greenville, SC 29607 | Post Office Box 6548, Greenville, SC 29606 | Phone 864-770-1000

Cautionary Statements Regarding Forward-Looking Information

This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, including statements related to the expected returns and other benefits of the merger to shareholders. Forwardlooking statements represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger may not be timely completed, if at all; that prior to completion of the merger or thereafter, the parties' respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties' customers to the merger; diversion of management time to merger-related issues; deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which GrandSouth and First Bancorp are engaged; and other factors and risk influences contained in the cautionary language included under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" in GrandSouth's Form 10-K for the year ended December 31, 2021 and other documents subsequently filed by GrandSouth with the SEC. GrandSouth and First Bancorp caution that the foregoing list of factors is not exclusive. Consequently, no forward-looking statement can be guaranteed. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to GrandSouth and First Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither GrandSouth nor First Bancorp undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forwardlooking statements made in this letter, GrandSouth and First Bancorp claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

This communication is being made in respect of the merger involving GrandSouth and First Bancorp. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, First Bancorp will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for GrandSouth's shareholders. GrandSouth and First Bancorp also plan to file other documents with the SEC regarding the merger. GrandSouth will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ENTIRE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The proxy statement/prospectus, as well as other filings containing information about GrandSouth and First Bancorp, will be available without charge, at the SEC's website (http:/ /www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from GrandSouth's website (https:/ /www.grandsouth.com/) and First Bancorp's website (http:/ /www.localfirstbank.com).

Participants in the Merger Solicitation

GrandSouth and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of GrandSouth in respect of the merger. Information regarding the directors and executive officers of GrandSouth and other persons who may be deemed participants in the solicitation of GrandSouth's shareholders in connection with the merger will be included in the proxy statement/prospectus for GrandSouth's special meeting of shareholders, which will be filed by First Bancorp with the SEC. Information about GrandSouth's directors and executive officers can also be found in GrandSouth's definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 11, 2022, and other documents subsequently filed by GrandSouth with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.